Exhibit 99.2

Management’s discussion and analysis

for the quarter ended September 30, 2021

5	OUR STRATEGY

7	THIRD QUARTER MARKET UPDATE

10	CONSOLIDATED FINANCIAL RESULTS

15	OUTLOOK FOR 2021

18	LIQUIDITY AND CAPITAL RESOURCES

20	FINANCIAL RESULTS BY SEGMENT

23	OUR OPERATIONS - THIRD QUARTER UPDATES

25	QUALIFIED PERSONS

25	ADDITIONAL INFORMATION

This management’s discussion and analysis (MD&A) includes information that will help you understand management’s perspective of our unaudited condensed consolidated interim financial statements and notes for the quarter ended September 30, 2021 (interim financial statements). The information is based on what we knew as of October 28, 2021 and updates our first quarter, second quarter and annual MD&A included in our 2020 annual report.

As you review this MD&A, we encourage you to read our interim financial statements as well as our audited consolidated financial statements and notes for the year ended December 31, 2020 and annual MD&A. You can find more information about Cameco, including our audited consolidated financial statements and our most recent annual information form, on our website at cameco.com, on SEDAR at sedar.com or on EDGAR at sec.gov. You should also read our annual information form before making an investment decision about our securities.

The financial information in this MD&A and in our financial statements and notes are prepared according to International Financial Reporting Standards (IFRS), unless otherwise indicated.

Unless we have specified otherwise, all dollar amounts are in Canadian dollars.

Throughout this document, the terms we, us, our and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

Caution about forward-looking information

Our MD&A includes statements and information about our expectations for the future. When we discuss our strategy, plans, future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States (US) securities laws. We refer to them in this MD&A as forward-looking information.

Key things to understand about the forward-looking information in this MD&A:

•

It typically includes words and phrases about the future, such as: anticipate, believe, estimate, expect, plan, will, intend, goal, target, forecast, project, strategy and outlook (see examples below).

•	It represents our current views and can change significantly.

•	It is based on a number of material assumptions, including those we have listed starting on page 3, which may prove to be incorrect.

•

Actual results and events may be significantly different from what we currently expect, due to the risks associated with our business. We list a number of these material risks below. We recommend you also review our annual information form, first quarter, second quarter and annual MD&A, which includes a discussion of other material risks that could cause actual results to differ significantly from our current expectations.

•

Forward-looking information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Examples of forward-looking information in this MD&A

•   the discussion under the heading Our strategy, including for uranium production, purchases and contracting, expected benefits to us associated with a restart of our tier-one assets, about our vision and involvement in the nuclear fuel cycle, our ability to self-manage risk and to address environmental, social and governance risks and opportunities, and our ambition to reach net-zero greenhouse gas emissions

•   the discussion under the heading Strategy in action, including our ability to self-manage risk, expected financial capacity to execute our strategy, views on uranium supply, demand, contracting, deliveries, and creating long-term value, and meeting customers’ delivery needs

•   the discussion under the heading Our response to Coronavirus (COVID-19), including priority on employee health and safety in our plans, and our intention to continue to monitor developments related to the COVID-19 pandemic and to take a measured approach

•   our expectations about 2021 and future global uranium supply, demand, consumption and the role of nuclear power and its growth profile, including the discussion under the heading Third quarter market update

•   the discussion of our expectations relating to our Canada Revenue Agency (CRA) transfer pricing dispute, including our expectations regarding receiving refunds and payment of disbursements from CRA, our confidence that the courts would reject any attempt by CRA to utilize the same or similar positions for other tax years currently in dispute, and our belief that CRA should return the full amount of cash and security that has been paid or otherwise secured by us

•   the discussion under the heading Outlook for 2021, including expected business resiliency, expectations for 2021 average unit cost of sales, average realized price per pound, average purchase price per pound, deliveries and production, 2021 financial outlook, our revenue, adjusted net earnings and cash flow sensitivity, and our price sensitivity analysis for our uranium segment

•   the discussion under the heading Liquidity and capital resources, including expected liquidity to meet our 2021 obligations and our expectations for our uranium contract portfolio to provide a solid revenue stream

•   our expectation that our operating and investment activities for the remainder of 2021 will not be constrained by the financial-related covenants in our unsecured revolving credit facility

•   life of mine operating cost estimates for the Cigar Lake and Inkai operations

•   our future plans and expectations for each of our uranium operating properties and fuel services operating sites

•   our expectations related to care and maintenance costs

2    CAMECO CORPORATION

Material risks

•   actual sales volumes or market prices for any of our products or services are lower than we expect for any reason, including changes in market prices, loss of market share to a competitor, trade restrictions or the impact of the COVID-19 pandemic

•   we are adversely affected by changes in currency exchange rates, interest rates, royalty rates or tax rates

•   our production costs are higher than planned, or our cost reduction strategies are unsuccessful, or necessary supplies are not available, or not available on commercially reasonable terms

•   our strategies may change, be unsuccessful or have unanticipated consequences

•   changing views of governments and companies, including Cameco, regarding the pursuit of strategies to reduce greenhouse gas emissions

•   risks relating to the development and use of new technology or lack of appropriate technology needed to advance our ambition to reach net-zero greenhouse gas emissions

•   our estimates and forecasts prove to be inaccurate, including production, purchases, deliveries, cash flow, revenue, costs, decommissioning, reclamation expenses, or receipt of future dividends from JV Inkai

•   we are unable to enforce our legal rights under our agreements, permits or licences

•   we are subject to litigation or arbitration that has an adverse outcome

•   that we may not receive expected refunds and payments from CRA

•   that the courts may accept the same, similar or different

•   positions and arguments advanced by CRA to reach decisions that are adverse to us for other tax years

•   the possibility of a materially different outcome in disputes with CRA for other tax years

•   that CRA does not agree that the court rulings for the years that have been resolved in Cameco’s favour should apply to subsequent tax years

•   that CRA will not return all or substantially all of the cash and security that has been paid or otherwise secured in a timely manner, or at all

•   there are defects in, or challenges to title, to our properties

•   our mineral reserve and resource estimates are not reliable, or there are unexpected or challenging geological, hydrological or mining conditions

•   we are affected by environmental, safety and regulatory risks, including workforce health and safety or increased regulatory burdens or delays resulting from the COVID-19 pandemic or other causes

•   necessary permits or approvals from government authorities cannot be obtained or maintained

•   we are affected by political risks

•   we are affected by terrorism, sabotage, blockades, civil unrest, social or political activism, outbreak of illness (such as a pandemic like COVID-19), accident or a deterioration in political support for, or demand for, nuclear energy

•   we may be unable to successfully manage the current environment resulting from the COVID-19 pandemic and its related operational, safety, marketing or financial risks successfully, including the risk of significant disruptions to our operations, workforce, required supply or services, and ability to produce, transport and deliver uranium

•   a major accident at a nuclear power plant

•   we are impacted by changes in the regulation or public perception of the safety of nuclear power plants, which adversely affect the construction of new plants, the relicensing of existing plants and the demand for uranium

•   government laws, regulations, policies or decisions that adversely affect us, including tax and trade laws and sanctions on nuclear fuel imports

•   our uranium suppliers or purchasers fail to fulfil their commitments

•   our Cigar Lake development, mining or production plans are delayed or do not succeed for any reason

•   the McClean Lake’s mill production plan is delayed or does not succeed for any reason

•   the restriction in supply of hydrogen to our Port Hope conversion facility is not resolved in the fourth quarter of 2021

•   water quality and environmental concerns could result in a potential deferral of production and additional capital and operating expenses required for the Cigar Lake operation

•   JV Inkai’s development, mining or production plans are delayed or do not succeed for any reason

•   our expectations relating to care and maintenance costs prove to be inaccurate

•   we are affected by natural phenomena, including inclement weather, forest fires, floods and earthquakes

•   operations are disrupted due to problems with our own or our suppliers’ or customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, equipment failure, lack of tailings capacity, labour shortages, labour relations issues, strikes or lockouts, fires, underground floods, cave-ins, ground movements, tailings dam failures, transportation disruptions or accidents, unanticipated consequences of our cost reduction strategies, or other development and operating risks

2021 THIRD QUARTER REPORT    3

Material assumptions

•   our expectations regarding sales and purchase volumes and prices for uranium and fuel services, trade restrictions and that counterparties to our sales and purchase agreements will honour their commitments

•   our expectations regarding spot prices and realized prices for uranium, and other factors discussed under the heading Price sensitivity analysis: uranium segment

•   that the construction of new nuclear power plants and the relicensing of existing nuclear power plants are not more adversely affected than expected by changes in regulation or in the public perception of the safety of nuclear power plants

•   our ability to continue to supply our products and services in the expected quantities and at the expected times

•   our expected production levels for Cigar Lake, JV Inkai and our fuel services operating sites

•   our cost expectations, including production costs, operating costs, capital costs and the success of our cost reduction strategies

•   our expectations regarding tax payments, royalty rates, currency exchange rates and interest rates

•   our entitlement to and ability to receive expected refunds and payments from CRA

•   in our dispute with CRA that courts will reach consistent decisions for other tax years that are based upon similar positions and arguments

•   that CRA will not successfully advance different positions and arguments that may lead to different outcomes for other tax years

•   our expectation that we will recover all or substantially all of the amounts paid or secured in respect of the CRA dispute to date

•   our understanding of the geological, hydrological and other conditions at our uranium properties

•   our decommissioning and reclamation estimates, including the assumptions upon which they are based, are reliable

•   our mineral reserve and resource estimates, and the assumptions upon which they are based, are reliable

•   our Cigar Lake development, mining and production plans succeed

•   the McClean Lake mill is able to process Cigar Lake ore as expected

•   JV Inkai’s development, mining and production plans succeed

•   the ability of JV Inkai to pay dividends

•   the restriction in supply of hydrogen to our Port Hope conversion facility ceases in the fourth quarter of 2021

•   that care and maintenance costs will be as expected

•   our and our contractors’ ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals

•   our expectations for the nuclear industry, including its growth profile, market conditions and the demand for and supply of uranium

•   the continuing pursuit of greenhouse gas emission reduction strategies by governments and companies, including Cameco, and the role of nuclear in the pursuit of those strategies

•   the availability or development of technologies needed to achieve our ambition to reach net-zero greenhouse gas emissions

•   our operations are not significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, blockades, civil unrest, breakdown, natural disasters, forest or other fires, outbreak of illness (such as a pandemic like COVID-19), governmental or political actions, litigation or arbitration proceedings, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour shortages, labour relations issues, strikes or lockouts, underground floods, cave-ins, ground movements, tailings dam failure, lack of tailings capacity, transportation disruptions or accidents, unanticipated consequences of our cost reduction strategies, or other development or operating risks

4    CAMECO CORPORATION

Our strategy

We are a pure-play nuclear fuel supplier, focused on providing a clean source of energy and taking advantage of the long-term growth we see coming in our industry. Our strategy is to focus on our tier-one assets and profitably produce at a pace aligned with market signals in order to preserve the value of those assets and increase long-term value, and to do that with an emphasis on safety, people and the environment.

We have been executing our strategy on three fronts – operational, marketing and financial. Currently, our financial results reflect the strategic decisions we have made and the costs associated with those decisions, not our tier-one cost structure. However, we believe the steps we are taking, including the investment in digital and automation technologies will assist us in creating a more flexible asset base. This flexibility would allow us to align our overall production decisions with our contract portfolio commitments and opportunities once the conditions for the restart of our tier-one assets are met. Upon the restart of production, the care and maintenance costs we incur while our tier-one assets are suspended would be eliminated, enabling us to benefit from the favourable life-of-mine economics these assets provide. We have been patient undertaking a number of deliberate and disciplined actions: we have cut production below our committed sales level, we have been purchasing material on the spot market to meet our sales commitments, we have been protecting and extending the value of our contract portfolio securing a home for our future tier-one production, and we are prudently managing the company. As a result, our balance sheet is strong, and we are well-positioned to create long-term value while self-managing risk.

Our vision – “Energizing a clean-air world” – recognizes that we have an important role to play in enabling the vast reductions in global greenhouse gas emissions required to achieve a resilient net-zero carbon economy. We are vertically integrated across the nuclear fuel cycle. Our uranium and fuel services products are used around the world in the generation of safe, carbon-free, affordable, base-load nuclear energy. In addition, we are exploring other emerging and non-traditional opportunities within the fuel cycle, which align well with our commitment to responsibly and sustainably manage our business and increase our contributions to global climate change solutions, such as our investment in Global Laser Enrichment LLC and the memorandums of understanding we have signed to explore several areas of cooperation to advance the commercialization and deployment of small modular reactors in Canada and around the world.

We believe we have the right strategy to achieve our vision and we will do so in a manner that reflects our values. For over 30 years, we have been delivering our products responsibly. Building on that strong foundation, we remain committed to our efforts to transform our own, already low, greenhouse gas footprint in our ambition to reach net-zero emissions, and identifying and addressing the environmental, social and governance (ESG) risks and opportunities that we believe may have a significant impact on our ability to add long-term value for our stakeholders.

You can read more about our strategy in our 2020 annual MD&A and our approach to ESG in our 2020 ESG report.

Strategy in action

In the current environment, we believe the risk to uranium supply is greater than the risk to uranium demand and expect it will create a renewed focus on ensuring availability of long-term supply to fuel nuclear reactors. Over time, we expect this renewed focus on security of supply will provide the market signals producers need and will help offset any near-term costs we may incur as a result of the recent disruptions to our business.

Our utility customers’ nuclear power plants continue to be part of the critical infrastructure needed to guarantee the availability of 24-hour electricity to run hospitals, care facilities and other essential services. Our customers are going to need uranium. As a reliable, independent, commercial supplier, we will continue to work with our customers to help meet their delivery needs. And, year-to-date we have finalized and executed over 20 million pounds U3O8 in long-term sales contracts which had been under negotiation.

2021 THIRD QUARTER REPORT    5

As we continue to build our contract portfolio, the primary driver for our contracting activity is value. In the uranium market, the spot market is not the fundamental market. Historically, most uranium has been bought under long-term contracts. We recognize that in our business real value is created by building a long-term contract portfolio that supports the operation of our productive assets, is leveraged to greater returns as prices increase, and provides downside protection. Therefore, to create long-term value, we manage our contract portfolio with a long-term view, layering in volumes over time and in accordance with market conditions. Currently, our preference is for market-related pricing mechanisms however there are other factors we consider including, the duration of the contract, volumes, product form, region and customer to ensure we have a diversified portfolio. In this environment, contracts may contain hybrid pricing mechanisms, a mix of fixed-price (escalated to the time of delivery) and market-related, that reflect current market conditions. As the market improves, we expect to continue to layer in volumes capturing greater upside using market-related pricing mechanisms. We also expect to lock in value at higher prices to carry that value through the next price cycle, always with a view to our preference for a contract portfolio with a 60/40 split of market-related and fixed priced contracts.

Thanks to the disciplined execution of our strategy on all three fronts – operational, marketing and financial – we expect to have the financial capacity to execute our strategy. As of September 30, 2021, we had $1.4 billion in cash and short-term investments and $1.0 billion in long-term debt. In addition, we have a $1.0 billion undrawn credit facility.

We expect our cash balances and operating cash flows to meet our capital requirements during 2021. Our balance sheet remains strong, and we believe we are well positioned to self-manage risk. With the Supreme Court of Canada’s dismissal of Canada Revenue Agency’s (CRA) application for leave, the dispute for the 2003 through 2006 tax years is fully and finally resolved in our favour. Furthermore, we are confident the courts would reject any attempt by CRA to utilize the same or similar positions and arguments for the other tax years currently in dispute (2007 through 2014) and believe CRA should return the $777 million in cash and letters of credit we have been required to pay or otherwise secure for those years. However, timing of any further payments is uncertain.

Our response to Coronavirus (COVID-19)

We continue to closely monitor the developments related to the COVID-19 pandemic. The situation continues to evolve, and our priority is to protect the health and well-being of our workers, their families and their communities. We activated our Corporate Crisis Management Plan, which includes our Pandemic Plan, and our various Local and Corporate Business Continuity Plans. Our Pandemic Plan and Local and Corporate Business Continuity Plans continue to be in effect across our global operations.

Following the precautions and restrictions enacted by all levels of government where we operate and considering the unique circumstances at each of our operating sites, we proactively implemented a number of measures and made a number of decisions to ensure a safe working environment for all our workers and help slow down the spread of the virus. In addition to the safety protocols we put in place, we:

•	asked employees at corporate office to work remotely from home

•	asked that all meetings be conducted by phone or videoconference where possible

•	suspended all business travel

•	restricted non-essential contractors, visitors and deliveries at all locations

•	suspended work on the Vision in Motion (VIM) project in Port Hope

•	suspended production at Cigar Lake in March 2020, in conjunction with Orano for about five months and for a second time in December 2020 for about four months

•	suspended production, in April 2020, at the Port Hope UF6 conversion facility and at the Blind River refinery for about four weeks

•

did not implement any temporary layoffs as a result of disruptions to our business – employees were provided with paid leaves of absence and vacation time was utilized to deal with the various pandemic impacts

•	set up and awarded COVID-19 Relief Funds totaling $1.25 million to support our northern Saskatchewan and Ontario communities impacted by the virus

•	introduced a mandatory vaccine requirement across our operations and offices

6    CAMECO CORPORATION

The proactive decisions we have made to protect our workers and to help slow down the spread of the COVID-19 virus are necessary decisions that are consistent with our values. The health and safety of our workers, their families and their communities continue to be the priority in all our plans, which will align with the guidance of the relevant health authorities where we operate.

In April 2021, production at the Cigar Lake mine resumed. As a result of the temporary production suspension at Cigar Lake, until its restart in mid-April, we incurred $40 million in care and maintenance costs. Even while production was suspended, we kept and continued to pay all our employees. Partially offsetting these additional costs was the receipt of $21 million year-to-date under the Canada Emergency Wage Subsidy program.

We continue to take a measured approach. Planning is underway for a hybrid working model for those employees at our corporate and division head offices who are currently working from home.

The COVID-19 pandemic has disrupted global uranium production adding to the supply curtailments that have occurred in the industry for many years. The duration and extent of these disruptions and risk of additional disruptions are still not fully known.

Third quarter market update

During the third quarter, the uranium spot price appreciated quickly, briefly exceeding $50 (US) per pound U3O8 for the first time since 2012, before closing out the quarter at about $43 (US) per pound U3O8 but still up over 30% from the end of June. This movement was largely attributed to the spot purchases made by Sprott Asset Management LP (Sprott). The recent activity from financial funds and other junior uranium companies has helped to improve the near-term uranium fundamentals. This has occurred while government-driven trade policies and the COVID-19 pandemic continue to negatively impact security of supply in our industry. In addition to the decisions many producers, including the lowest-cost producers, have made to preserve long-term value by leaving uranium in the ground, there have been unplanned supply disruptions related to the impact of the COVID-19 pandemic on uranium mining and processing activities. Adding to security of supply concerns is the role of commercial and state-owned entities in the uranium market, and trade policies that highlight the disconnect between where uranium is produced and where it is consumed. Nearly 80% of primary production is in the hands of state-owned enterprises, after taking into account the cuts to primary production that have occurred over the last several years. Furthermore, about 80% of primary production comes from countries that consume little-to-no uranium, and 90% of uranium consumption occurs in countries that have little-to-no primary production. As a result, government-driven trade policies can be particularly disruptive for the uranium market.

The demand gap left by forced and premature nuclear reactor shutdowns since March of 2011 was filled in 2018. According to the International Atomic Energy Agency (IAEA), there are currently 442 reactors operating globally and 51 reactors under construction. With a number of reactor construction projects recently approved, and many more planned, the demand for uranium is growing. This growth is largely occurring in Asia and the Middle East. Some of this growth is tempered by early reactor retirements, plans for reduced reliance on nuclear or phase-out policies in other regions. However, there is growing recognition of the role nuclear power must play in providing safe, reliable, affordable carbon-free baseload electricity and achieving a low-carbon economy. Further evidence of the important role for nuclear in the clean energy transition is the ongoing energy crisis due to natural gas shortages and soaring prices. Momentum is also building for non-traditional commercial uses of nuclear power such as the development of small modular reactors (SMRs) and advanced reactors, with numerous companies and countries pursuing projects. Longer term, these projects have the potential to open up new fuel cycle opportunities and demand for uranium. In the medium-term, reactor life extensions are adding demand and in the near-term unplanned demand has come from junior uranium companies and financial funds purchasing in the spot market. Policy decisions to support the continued operation of existing reactors also have the potential to increase near-term demand. Some of the more significant developments affecting demand in the quarter and to date are:

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On August 5th, on behalf of the Sprott Physical Uranium Trust (SPUT), Sprott issued an At-The-Market (ATM) program allowing it to sell discretionary shares and use the proceeds to purchase U3O8. The initial limit was for up to $300 million (US), and on September 9th, Sprott increased the ATM program limit to $1.3 billion (US). As of October 26th, the fund had raised approximately $730 million (US) and purchased over 16 million pounds U3O8.

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On October 18th, Kazatomprom (KAP) announced their 48.5% initial investment into a privately-held physical uranium fund for $50 million (US). The fund has a projected second stage of development to raise up to an additional $500 million (US), through either a public or private offering.

2021 THIRD QUARTER REPORT    7

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On August 20th, Denison filed a prospectus to raise $250 million (US), stating that some of the funds could be used for the purchase of U3O8. On September 28th, the company then announced an ATM program along with Cantor Fitzgerald Canada Corporation for up to $50 million (US).

•

On October 26th, Yellow Cake plc announced its intention to raise approximately $150 million (US) and use the proceeds to fund the purchase of approximately 3 million pounds U3O8. Approximately 2 million pounds U3O8 are to be purchased from Curzon Uranium Limited and 1 million pounds U3O8 from KAP.

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Through late-October this year, more than an estimated $2 billion (US) has been announced for uranium purchases via junior uranium companies and financial funds including Sprott, though a portion of this total has not yet been raised and a portion has not yet been spent. To date, over 34 million pounds U3O8 have been purchased with the proceeds.

•

The IAEA increased its projections for nuclear out to 2050 for the first time since 2011. This includes nuclear generating capacity doubling to 792 GWe, from 393 GWe in 2020, which represents a 10% increase over the prior forecast.

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The 2021 World Nuclear Association (WNA) Nuclear Fuel Report was released in September and includes numerous positive developments for the industry. The prospects for nuclear continue to grow with many countries now targeting net-zero carbon emission. Growth is projected at around 2.6% annually through 2040, with China making the most notable impact to higher demand projections post 2030. On the supply side, production through 2025 declined significantly relative to the previous report from 2019.

•

In the United Arab Emirates, Barakah 2, an AP1000 built by Korea Electric Power Corporation (KEPCO), reached a milestone in connecting to the grid in late August. Barakah 3 and 4 continue to progress through construction and are expected to come online in 2022 and 2023.

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On October 4th, Fumio Kishida, of the Liberal Democratic Party, took office as Japan’s 100th Prime Minister. He has stated support for nuclear as part of Japan’s energy policy and 2050 carbon neutral goal, including the restart of existing reactors as well as replacement capacity, including SMRs.

•	In China, two ACPR-1000s recently began commercial operation including China General Nuclear Power Corporation’s Hongyanhe 5 and China National Nuclear Corporation’s Tianwan 6.

•

In the United Kingdom (UK), Prime Minster Boris Johnson confirmed plans for all of the UK’s electricity to come from low-carbon sources including nuclear and renewables by 2035. His government is in talks with Westinghouse to construct a new AP1000 at the Wylfa Newydd site in Wales. In addition, the country is working with Rolls-Royce Nuclear to construct up to 16 470 MWe UK SMRs at sites across the UK.

•	EDF Energy reported in late September that construction progress of the two EPRs at Hinkley Point C is nearing 50% complete with operations expected in 2026 and 2027.

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On October 11th, French President Emmanuel Macron unveiled a five-year $35 billion (US) technology investment plan which includes funds for green hydrogen production by 2030 and building new small modular reactors.

•	Rosatom announced plans to build about 15 new 1,200 MWe Gen 3+ reactors by 2035, with most units being built at existing sites where older units are to be decommissioned.

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In the European Union (EU), progress continues towards the potential inclusion of nuclear in the region’s sustainable financing taxonomy. On October 10th, ten EU member states published a joint article for the inclusion of nuclear in the taxonomy framework. A final decision is expected before the end of 2021.

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In the US, Exelon’s Byron, Dresden and Braidwood plants in Illinois were saved from early closure with the signing of the Climate and Equitable Jobs Act. This comprehensive energy bill included nearly $700 million (US) in new state subsidies over the next five years. Shortly after, the company announced plans to invest over $300 million (US) in capital projects and fill hundreds of vacant positions at the sites.

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In August, the Department of Energy (DOE) published a Request for Information (RFI) to inform the establishment and procurement strategy of a Strategic Uranium Reserve program. The initial deadline for comments under the RFI was extended until October 13th. The $75 million (US) appropriated for the program in 2021 will be rolled into 2022.

•

During September and October Cameco announced signing several Memorandums of Understanding (MOU)s. The MOUs are to evaluate and explore possible opportunities to partner on the development and deployment of SMR and advanced reactor technologies and evaluate opportunities to supply uranium, fuel services and other services.

Caution about forward-looking information relating to the nuclear industry

This discussion of our expectations for the nuclear industry, including its growth profile, uranium supply and demand, and reactor growth is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading Caution about forward-looking information beginning on page 2.

8    CAMECO CORPORATION

Industry prices at quarter end

	SEP 30	JUN 30	MAR 31	DEC 31	SEP 30	JUN 30
	2021	2021	2021	2020	2020	2020
Uranium ($US/lb U3O8)[1]
Average spot market price	42.60	32.25	30.95	30.20	29.93	32.80
Average long-term price	42.50	33.50	33.75	35.00	35.00	35.50
Fuel services ($US/kgU as UF6)[1]
Average spot market price
North America	17.50	20.25	21.50	21.75	21.63	22.13
Europe	17.50	19.75	20.50	20.50	20.13	22.00

Average long-term price
North America	18.50	18.00	18.50	19.00	18.00	18.13
Europe	18.50	18.00	18.50	19.00	18.00	18.00

Note: the industry does not publish UO2 prices.

[1]	Average of prices reported by TradeTech and UxC LLC (UxC)

On the spot market, where purchases call for delivery within one year, the volume reported by UxC for the third quarter of 2021 was 37 million pounds U3O8 equivalent, compared to 20 million pounds U3O8 equivalent contracted in the third quarter of 2020. Volume through the first nine months of 2021 was 75 million pounds U3O8 equivalent, compared to 79 million pounds U3O8 equivalent over the same period in 2020. As of September 30, 2021, the average reported spot price was $42.60 (US) per pound, an increase of $10.35 (US) per pound from the previous quarter, due in large part to purchases by financial funds and junior uranium companies.

Long-term contracts usually call for deliveries to begin more than two years after the contract is finalized, and use a number of pricing formulas, including fixed prices escalated over the term of the contract, and market referenced prices quoted near the time of delivery. Long-term contracting reported by UxC for the first nine months of 2021 was about 53 million pounds U3O8 equivalent transacted, up from about 39 million pounds U3O8 equivalent reported over the same period in 2020. The average reported long-term price at the end of the quarter was $42.50 (US) per pound U3O8 equivalent, an increase of $9.00 (US) per pound from the previous quarter.

Spot UF6 conversion prices decreased in the North American and European markets while long-term prices in both markets increased. For North American delivery, the average reported spot price at the end of the quarter was $17.50 (US) per kilogram uranium as UF6 (US/kgU as UF6), down $2.75 (US) from the previous quarter. Long-term UF6 conversion prices finished the quarter at $18.50 (US/kgU as UF6), up $0.50 (US) from the previous quarter.

Shares and stock options outstanding

At October 27, 2021, we had:

•  397,962,428 common shares and one Class B share outstanding

•  3,554,838 stock options outstanding, with exercise prices ranging from $11.32 to $26.81

Dividend

An annual dividend of $0.08 per common share has been declared, payable on December 15, 2021, to shareholders of record on November 30, 2021. The decision to declare an annual dividend by our board is based on our cash flow, financial position, strategy and other relevant factors including appropriate alignment with the cyclical nature of our earnings.

2021 THIRD QUARTER REPORT    9

Financial results

This section of our MD&A discusses our performance, financial condition and outlook for the future.

During the quarter, we determined that it is appropriate to report NUKEM’s results with our uranium and fuel services segments. The purchase and sale of enriched uranium product and separative work units will continue to be reported in “other”. Comparative information has been adjusted. See note 18 for more information.

Consolidated financial results

	THREE MONTHS			NINE MONTHS
CONSOLIDATED HIGHLIGHTS	ENDED SEPTEMBER 30			ENDED SEPTEMBER 30
($ MILLIONS EXCEPT WHERE INDICATED)	2021	2020	CHANGE	2021	2020	CHANGE
Revenue	361	379	(5)%	1,010	1,250	(19)%
Gross loss	(26)	(24)	(8)%	(54)	(2)	> (100)%
Net losses attributable to equity holders	(72)	(61)	(18)%	(114)	(133)	14%
$ per common share (basic)	(0.18)	(0.15)	(21)%	(0.29)	(0.34)	15%
$ per common share (diluted)	(0.18)	(0.15)	(21)%	(0.29)	(0.34)	15%
Adjusted net losses (non-IFRS, see page 11)	(54)	(78)	31%	(121)	(114)	(6)%
$ per common share (adjusted and diluted)	(0.14)	(0.20)	30%	(0.30)	(0.29)	(3)%
Cash provided by (used in) operations (after working capital changes)	203	(66)	>100%	399	(200)	>100%

NET EARNINGS

The following table shows what contributed to the change in net earnings and adjusted net earnings (non-IFRS measure, see page 11) in the third quarter and the first nine months of 2021, compared to the same periods in 2020.

		THREE MONTHS		NINE MONTHS
		ENDED SEPTEMBER 30		ENDED SEPTEMBER 30
	($ MILLIONS)	IFRS	ADJUSTED	IFRS	ADJUSTED
	Net losses – 2020	(61)	(78)	(133)	(114)
Change in gross profit by segment (We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A))
Uranium	Higher sales volume	—	—	12	12
	Lower realized prices ($US)	(14)	(14)	(3)	(3)
	Foreign exchange impact on realized prices	(17)	(17)	(60)	(60)
	Lower (higher) costs	35	35	(5)	(5)

	Change – uranium	4	4	(56)	(56)

Fuel services	Higher (lower) sales volume	1	1	(2)	(2)
	Higher (lower) realized prices ($Cdn)	(2)	(2)	12	12
	Higher costs	(1)	(1)	(2)	(2)

	Change – fuel services	(2)	(2)	8	8

	Other changes
	Lower (higher) administration expenditures	(10)	(10)	10	10
	Lower (higher) exploration expenditures	(1)	(1)	2	2
	Change in reclamation provisions	9	—	42	—
	Higher earnings from equity-accounted investee	8	8	15	15
	Change in gains or losses on derivatives	(37)	20	12	22
	Change in foreign exchange gains or losses	23	23	(20)	(20)
	Canadian Emergency Wage Subsidy in 2021	—	—	21	21
	Change in income tax recovery or expense	(3)	(16)	(4)	2
	Other	(2)	(2)	(11)	(11)

	Net losses – 2021	(72)	(54)	(114)	(121)

See Financial results by segment beginning on page 20 for more detailed discussion.

10    CAMECO CORPORATION

ADJUSTED NET EARNINGS (NON-IFRS MEASURE)

Adjusted net earnings (ANE) is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period and has also been adjusted for reclamation provisions for our Rabbit Lake and US operations, which had been impaired, and income taxes on adjustments.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The following table reconciles adjusted net earnings with net earnings for the third quarter and first nine months of 2021 and compares it to the same periods in 2020.

	THREE MONTHS		NINE MONTHS
	ENDED SEPTEMBER 30		ENDED SEPTEMBER 30
($ MILLIONS)	2021	2020	2021	2020
Net losses attributable to equity holders	(72)	(61)	(114)	(133)
Adjustments
Adjustments on derivatives	26	(31)	8	(2)
Reclamation provision adjustments	(2)	7	(18)	24
Income taxes on adjustments	(6)	7	3	(3)

Adjusted net losses	(54)	(78)	(121)	(114)

Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 8 of our interim financial statements for more information. This amount has been excluded from our adjusted net earnings measure.

Quarterly trends

HIGHLIGHTS			2021				2020	2019
($ MILLIONS EXCEPT PER SHARE AMOUNTS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	361	359	290	550	379	525	346	874
Net earnings (losses) attributable to equity holders	(72)	(37)	(5)	80	(61)	(53)	(19)	128
$ per common share (basic)	(0.18)	(0.09)	(0.01)	0.20	(0.15)	(0.13)	(0.05)	0.32
$ per common share (diluted)	(0.18)	(0.09)	(0.01)	0.20	(0.15)	(0.13)	(0.05)	0.32
Adjusted net earnings (losses) (non-IFRS, see page 11)	(54)	(38)	(29)	48	(78)	(65)	29	94
$ per common share (adjusted and diluted)	(0.14)	(0.10)	(0.07)	0.12	(0.20)	(0.16)	0.07	0.24
Cash provided by (used in) operations (after working capital changes)	203	152	45	257	(66)	(316)	182	274

Key things to note:

•

the timing of customer requirements, which tend to vary from quarter to quarter, drives revenue in the uranium and fuel services segments, meaning quarterly results are not necessarily a good indication of annual results due to seasonal variability

2021 THIRD QUARTER REPORT    11

•

net earnings do not trend directly with revenue due to unusual items and transactions that occur from time to time. We use adjusted net earnings, a non-IFRS measure, as a more meaningful way to compare our results from period to period (see page 11 for more information).

•	cash from operations tends to fluctuate as a result of the timing of deliveries and product purchases in our uranium and fuel services segments

The following table compares the net earnings and adjusted net earnings for the third quarter to the previous seven quarters.

HIGHLIGHTS			2021				2020	2019
($ MILLIONS EXCEPT PER SHARE AMOUNTS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net earnings (losses) attributable to equity holders	(72)	(37)	(5)	80	(61)	(53)	(19)	128
Adjustments
Adjustments on derivatives	26	(9)	(9)	(43)	(31)	(41)	70	(18)
Reclamation provision adjustments	(2)	6	(22)	—	7	23	(6)	(26)
Income taxes on adjustments	(6)	2	7	11	7	6	(16)	10
Adjusted net earnings (losses) (non-IFRS, see page 11)	(54)	(38)	(29)	48	(78)	(65)	29	94

Corporate expenses

ADMINISTRATION

	THREE MONTHS			NINE MONTHS
	ENDED SEPTEMBER 30			ENDED SEPTEMBER 30
($ MILLIONS)	2021	2020	CHANGE	2021	2020	CHANGE
Direct administration	27	26	4%	82	82	—
Stock-based compensation	13	4	225%	35	18	94%
Recovery of fees related to CRA dispute	—	—	—	(27)	—	n/a
Total administration	40	30	33%	90	100	(10)%

Direct administration costs were $1 million higher for the third quarter of 2021 compared to the same period last year, and unchanged for the first nine months. Stock-based compensation in the first nine months was higher due primarily to the increase in our share price during the period compared to 2020. See note 16 to the financial statements. As a result of the Supreme Court of Canada’s (Supreme Court) dismissal of CRA’s application for leave to appeal the June 26, 2020 decision of the Federal Court of Appeal (Court of Appeal), we recorded $27 million in the first quarter as a reduction to administration costs to reflect the amounts owing to us for legal fees and disbursements for costs as was awarded to us by the Tax Court of Canada (Tax Court) and nominal cost awards related to the Court of Appeal hearing and Supreme Court application.

Exploration

In the third quarter, uranium exploration expenses were $3 million, an increase of $1 million compared to the third quarter of 2020. Exploration expenses for the first nine months of the year decreased by $2 million compared to 2020, to $6 million.

INCOME TAXES

We recorded an income tax recovery of $2 million in the third quarter of 2021, compared to a recovery of $5 million in the third quarter of 2020.

On an adjusted basis, we recorded an income tax expense of $4 million this quarter compared to a recovery of $12 million in the third quarter of 2020. In 2021, we recorded earnings of $22 million in Canada compared to losses of $46 million in 2020, while we recorded losses of $72 million in foreign jurisdictions compared to losses of $44 million last year.

In the first nine months of 2021, we recorded an income tax recovery of $9 million compared to a recovery of $13 million in 2020.

On an adjusted basis, we recorded an income tax recovery of $12 million for the first nine months compared to a recovery of $10 million in 2020. In 2021, we recorded losses of $7 million in Canada compared to losses of $38 million in 2020, while we recorded losses of $126 million in foreign jurisdictions compared to losses of $86 million last year.

12    CAMECO CORPORATION

	THREE MONTHS		NINE MONTHS
	ENDED SEPTEMBER 30		ENDED SEPTEMBER 30
($ MILLIONS)	2021	2020	2021	2020
Pre-tax adjusted earnings[1]
Canada	22	(46)	(7)	(38)
Foreign	(72)	(44)	(126)	(86)

Total pre-tax adjusted earnings	(50)	(90)	(133)	(124)

Adjusted income taxes[1]
Canada	5	(12)	(12)	(14)
Foreign	(1)	—	—	4

Adjusted income tax expense (recovery)	4	(12)	(12)	(10)

[1]

Pre-tax adjusted earnings and adjusted income taxes are non-IFRS measures. Our IFRS-based measures have been adjusted by the amounts reflected in the table in adjusted net earnings (non-IFRS measure on page 11).

TRANSFER PRICING DISPUTE

Supreme Court of Canada decision

On February 18, 2021, the Supreme Court dismissed CRA’s application for leave to appeal the June 26, 2020 decision of the Court of Appeal. The dismissal means that the dispute for the 2003, 2005 and 2006 tax years is fully and finally resolved in Cameco’s favour.

Background

In September 2018, the Tax Court ruled that our marketing and trading structure involving foreign subsidiaries, as well as the related transfer pricing methodology used for certain intercompany uranium sales and purchasing agreements, were in full compliance with Canadian law for the tax years in question. The Court of Appeal upheld the Tax Court’s decision and the Supreme Court dismissed CRA’s application for leave to appeal.

The total tax reassessed for the three tax years was $11 million, and we remitted 50%. The Minister of National Revenue has issued new reassessments for the 2003 through 2006 tax years in accordance with the decision and in July we received payments totaling $9 million, representing the refund of the $5.5 million we remitted plus interest.

Cost award

On April 30, 2019, the Tax Court awarded us $10 million for legal fees incurred, plus an amount for disbursements of up to $17 million. The amount of the award for disbursements will be determined by an officer of the Tax Court. We are optimistic we will recover all, or substantially all, of the $17 million in disbursements.

On April 20, 2021, we received $10 million from CRA, which includes payment of the legal fees awarded by the Tax Court as well as the cost awards related to the Court of Appeal and Supreme Court decisions.

Timing of payment for disbursements remains uncertain.

Reassessments, remittances and next steps

The Canadian income tax rules include provisions that generally require larger companies like us to remit or otherwise secure 50% of the cash tax plus related interest and penalties at the time of reassessment. Based on reassessments received to date for the years remaining under dispute (2007 through 2014), under these provisions, after applying elective deductions, we have paid or secured $777 million ($295 million in cash and $482 million in letters of credit). For the 2014 reassessment, CRA advised us that the security already remitted was sufficient to secure the tax debts they considered owing for that tax year.

2021 THIRD QUARTER REPORT    13

Following the Supreme Court’s dismissal of CRA’s application for leave to appeal, we wrote to CRA requesting reversal of CRA’s transfer pricing adjustments for 2007 through 2013 and the return of our $777 million in cash and letters of credit held by CRA. The basis for our request being, given the strength of the decisions received, the Tax Court would reject any attempt by CRA to use the same or similar positions and arguments for other tax years currently in dispute (2007 through 2014). To date, there has been no significant progress in response to this request. Therefore, we are taking further action by filing a notice of appeal with the Tax Court for the years 2007 through 2013. We are asking the Tax Court to order the reversal of the CRA’s transfer pricing adjustment for those years and the return of our cash and letters of credit, with costs. For 2014, CRA proposed an alternate reassessing position that, if applied, would result in a less adverse, albeit still material, adjustment to our income taxable in Canada. This proposed new basis of reassessment is inconsistent with the methodology CRA has pursued for prior years and we are disputing it separately. Our view is that this alternate methodology will not result in a materially different outcome from our 2014 filing position.

We will not be in a position to determine the definitive outcome of this dispute for any tax year other than 2003 through 2006 until such time as all reassessments have been issued advancing CRA’s arguments and final resolution is reached for that tax year. CRA may also advance alternative reassessment methodologies for years other than 2003 through 2006, such as the alternative reassessing position advanced for 2014. See our 2020 annual MD&A for additional background about the payments we have made.

Caution about forward-looking information relating to our CRA tax dispute

This discussion of our expectations relating to our tax dispute with CRA and future tax reassessments by CRA is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading Caution about forward-looking information beginning on page 2 and also on the more specific assumptions and risks listed below. Actual outcomes may vary significantly.

 Assumptions

•   our entitlement and ability to receive the expected refunds and payments from CRA

•   the courts will reach consistent decisions for subsequent tax years that are based on similar positions and arguments

•   CRA will not successfully advance different positions and arguments that may lead to a different outcome for other tax years

Material risks that could cause actual results to differ materially

•   we will not receive the expected refunds and payments from CRA

•   the possibility the courts may accept the same, similar or different positions and arguments advanced by CRA to reach decisions that are adverse to us for other tax years

•   the possibility that CRA does not agree that the court decisions for the years that have been resolved in Cameco’s favour should apply to subsequent tax years

•   the possibility CRA will not return all or substantially all of the cash and security that has been paid or otherwise secured by Cameco in a timely manner, or at all

•   the possibility of a materially different outcome in disputes for other tax years

•   an unfavourable determination of the officer of the Tax Court of the amount of our disbursements award

FOREIGN EXCHANGE

The exchange rate between the Canadian dollar and US dollar affects the financial results of our uranium and fuel services segments.

We sell the majority of our uranium and fuel services products under long-term sales contracts, which are routinely denominated in US dollars. Our product purchases are denominated in US dollars, while our production costs are largely denominated in Canadian dollars. To provide cash flow predictability, we hedge a portion of our net US/Cdn exposure (e.g. total US dollar sales less US dollar expenditures and product purchases) to manage shorter term exchange rate volatility. Our results are therefore affected by the movements in the exchange rate on our hedge portfolio, and on the unhedged portion of our net exposure.

14    CAMECO CORPORATION

Impact of hedging on IFRS earnings

We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on economic hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market).

However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the benefits of our hedging program in the applicable reporting period.

Impact of hedging on ANE

We designate contracts for use in particular periods, based on our expected net exposure in that period. Hedge contracts are layered in over time based on this expected net exposure. The result is that our current hedge portfolio is made up of a number of contracts which are currently designated to net exposures we expect in 2021 and future years, and we will recognize the gains and losses in ANE in those periods.

For the purposes of ANE, gains and losses on derivatives are reported based on the difference between the effective hedge rate of the contracts designated for use in the particular period and the exchange rate at the time of settlement. This results in an adjustment to current period IFRS earnings to effectively remove reported gains and losses on derivatives that arise from contracts put in place for use in future periods. The effective hedge rate will lag the market in periods of rapid currency movement. See Non-IFRS measures on page 11.

For more information, see our 2020 annual MD&A.

At September 30, 2021:

•

The value of the US dollar relative to the Canadian dollar was $1.00 (US) for $1.27 (Cdn), up from $1.00 (US) for $1.24 (Cdn) at June 30, 2021. The exchange rate averaged $1.00 (US) for $1.26 (Cdn) over the quarter.

•	The mark-to-market position on all foreign exchange contracts was a $33 million gain compared to a $59 million gain at June 30, 2021.

For information on the impact of foreign exchange on our intercompany balances, see note 17 to the financial statements.

Outlook for 2021

Production at Cigar Lake has resumed, and we expect up to 12 million pounds on a 100% basis in 2021, provided there are no further disruptions due to COVID-19, forest fires or any other cause. We have updated our 2021 consolidated outlook.

Despite the disruptions to our business in 2021 and the costs we are incurring, we expect our business to be resilient. Our deliveries to-date have not been materially impacted by the disruptions to our business as a result of the COVID-19 pandemic or forest fires, and we do not currently expect there will be a material impact on our remaining 2021 deliveries.

As a result of the movement in the uranium spot price in recent months, we have updated our outlook for the anticipated uranium average realized price to $43.10 per pound (previously $42.40 per pound). The average unit cost of sales is now expected to between $48.50 and $49.50 per pound (previously $47.00 to $48.00 per pound) due to the higher spot price and the impact on our purchasing activity.

Our outlook has changed for fuel services production due to a temporary restriction in the supply of hydrogen to our conversion facility. The supply constraint is expected to be resolved in the fourth quarter and we expect no impact on customer deliveries this year. Fuel services production is now expected to be between 11.5 million and 12.5 million kgU (previously 12.5 million to 13.5 million kgU).

Our revised outlook for 2021 reflects the expenditures necessary to help us achieve our strategy. We have made significant progress in reducing our administration, exploration and operating costs, as well as capital expenditures. We have also made a number of strategic and prudent decisions to curtail production that come with significant costs in the near term, costs we factored into our decisions, and that we continue to believe are the right decisions for our company over the long-term.

2021 THIRD QUARTER REPORT    15

The largest of these costs are care and maintenance related to the production suspensions at the McArthur River and Key Lake operations and at our tier-two operations, and the proactive health and safety-related decision to suspend production at Cigar Lake earlier this year due to the COVID-19 pandemic. These costs are expensed directly to cost of sales and are expected to represent between $7.40 per pound and $9.35 per pound of our average unit cost of sales (including D&A) this year.

In addition, with our production well below our sales commitments, we have been purchasing uranium to meet our committed sales and to maintain a working inventory. For 2021, we expect the average purchase price for these pounds to be about $42.50 per pound, approximately $11.50 per pound higher than the production costs at Cigar Lake for the past two years.

2021 FINANCIAL OUTLOOK

	CONSOLIDATED	URANIUM	FUEL SERVICES
Production (owned and operated properties)	—	up to 6.0 million lbs	11.5 to 12.5 million kgU
Purchases	—	11 to 13 million lbs	—
Sales/delivery volume	—	23 to 25 million lbs	13 to 14 million kgU
Revenue	$1,350-1,500 million	$950-1,040 million	$380-410 million
Average realized price	—	$43.10/lb	—
Average unit cost of sales (including D&A)	—	$48.50-49.50/lb	$20.50-21.50/kgU
Direct administration costs	$85-95 million	—	—
Exploration costs	—	$9 million	—
Capital expenditures	$130-155 million	—	—

We do not provide an outlook for the items in the table that are marked with a dash.

The following assumptions were used to prepare the outlook in the table above:

•

Purchases – are based on the volumes we have already taken delivery of this year and those we currently have commitments to acquire under contract in 2021 in order to meet the sales/delivery commitments we have under contract in 2021 and to maintain a working inventory, including our JV Inkai purchases. It does not include any purchases that we may make as a result of any impact on our production rate for the remainder of the year for any reason, including disruptions caused by the COVID-19 pandemic or forest fires.

•	Our 2021 outlook for sales/delivery volume and revenue does not include sales between our uranium and fuel services segments.

•	Sales/delivery volume is based on the volumes already delivered this year and the remaining commitments we have to deliver under contract in 2021.

•

Uranium revenue and average realized price are based on a uranium spot price of $43.00 (US) per pound (the UxC spot price as of September 27, 2021), a long-term price indicator of $40.00 (US) per pound (the UxC long-term indicator on September 27, 2021) and an exchange rate of $1.00 (US) for $1.25 (Cdn).

•

Uranium average unit cost of sales (including D&A) is based on the expected unit cost of sales for produced material, the planned purchases noted in the outlook at an anticipated average purchase price of about $42.50 per pound and includes care and maintenance costs of between $185 million and $215 million. We expect the overall unit cost of sales could vary if there are changes in purchase volumes, uranium spot prices and/or care and maintenance costs in 2021.

•	Direct administration costs do not include stock-based compensation expenses. See page 12 for more information.

Our 2021 financial outlook is presented on the basis of equity accounting for our minority ownership interest in JV Inkai. Under equity accounting, our share of the profits earned by JV Inkai on the sale of its production will be included in “income from equity-accounted investees” on our consolidated statement of earnings. Our share of production will be purchased at a discount to the spot price and included at this value in inventory. In addition, JV Inkai capital is not included in our outlook for capital expenditures.

For more information on how changes in the exchange rate or uranium prices can impact our outlook see Revenue, adjusted net earnings, and cash flow sensitivity analysis below, and Foreign exchange on page 14.

16    CAMECO CORPORATION

REVENUE, ADJUSTED NET EARNINGS, AND CASH FLOW SENSITIVITY ANALYSIS

FOR 2021 ($ MILLIONS)		IMPACT ON:
	CHANGE	REVENUE	ANE	CASH FLOW
Uranium spot and term price[1]	$5(US)/lb increase	4	(3)	(7)
	$5(US)/lb decrease	(4)	3	7
Value of Canadian dollar vs US dollar	One cent decrease in CAD	3	3	1
	One cent increase in CAD	(3)	(3)	(1)

[1]	Assuming change in both UxC spot price ($43.00 (US) per pound on September 27, 2021) and the UxC long-term price indicator ($40.00 (US) per pound on September 27, 2021)

For the remainder of 2021, the volume of purchase commitments sensitive to the spot price is higher than the volume of committed deliveries that are sensitive to the spot price. As a result, our adjusted net earnings and cash flow are expected to move in the opposite direction from the uranium spot price. However, the impact on adjusted net earnings is expected to be very small with cash flow expected to be more sensitive to price changes.

PRICE SENSITIVITY ANALYSIS: URANIUM SEGMENT

The following table is not a forecast of prices we expect to receive. The prices we actually realize will be different from the prices shown in the table. It is designed to indicate how the portfolio of long-term contracts we had in place on September 30, 2021 would respond to different spot prices. In other words, we would realize these prices only if the contract portfolio remained the same as it was on September 30, 2021 and none of the assumptions we list below change.

We intend to update this table each quarter in our MD&A to reflect changes to our contract portfolio. As a result, we expect the table to change from quarter to quarter.

Expected realized uranium price sensitivity under various spot price assumptions
(rounded to the nearest $1.00)
SPOT PRICES
($US/lb U3O8)	$20	$40	$60	$80	$100	$120	$140
2021	Provided in financial outlook table and in revenue, adjusted net earnings, and cash flow sensitivity analysis
2022	27	39	50	58	61	64	67
2023	28	39	50	57	61	63	66
2024	29	39	50	56	58	59	60
2025	30	41	53	61	65	67	69

The table illustrates the mix of long-term contracts in our September 30, 2021 portfolio and is consistent with our marketing strategy. The table shows contracts entered into up to September 30, 2021.

Our portfolio includes a mix of fixed-price and market-related contracts, which we target at a 40:60 ratio. Those that are fixed at higher prices or have high floor prices will yield prices that are higher than current market prices.

Our portfolio is affected by more than just the spot price. We made the following assumptions (which are not forecasts) to create the table:

Sales

•  sales volumes on average of 20 million pounds per year, with commitment levels in 2021 and 2022 higher than in 2023 through 2025.

•  excludes sales between our segments

Deliveries

•  deliveries include best estimates of requirements contracts and contracts with volume flex provisions

Annual inflation

•  is 2% in the US

Prices

•  the average long-term price indicator is the same as the average spot price for the entire year (a simplified approach for this purpose only). Since 1996, the long-term price indicator has averaged 21% higher than the spot price. This differential has varied significantly. Assuming the long-term price is at a premium to spot, the prices in the table may be higher.

2021 THIRD QUARTER REPORT    17

Liquidity and capital resources

Our financial objective is to ensure we have the cash and debt capacity to fund our operating activities, investments and other financial obligations. As part of our strategy, our financial focus has been on strengthening our balance sheet and we do not expect that we will need to draw on our revolving credit facility in 2021. Due to the deliberate cost reduction measures implemented, the reduction in our dividend and the drawdown of inventory in 2018 as a result of the suspension of production at our McArthur River/Key Lake operation, we have significant cash balances and as such we expect that we have more than sufficient liquidity to meet our 2021 obligations.

As of September 30, 2021, we had cash and short-term investments of $1.4 billion, while our total debt amounted to $1.0 billion.

In addition, we have large, creditworthy customers that continue to need uranium and we expect the uranium contract portfolio we have built to continue to provide a solid revenue stream. As of September 30, 2021, we had commitments to deliver an average of 20 million pounds per year from 2021 through 2025, with commitment levels in 2021 and 2022 higher than in 2023 through 2025.

Strategically our focus is on preserving the value of our tier-one assets and reducing our operating, capital and general and administrative spending. In the current environment, the health and safety of our workers, their families and their communities is our priority as the COVID-19 pandemic continues to bring uncertainty. Since the start of the COVID-19 pandemic, we have taken measures to enhance our health and safety protocols as well we proactively suspended production at some of our operations. Cash flow from operations will be dependent on our ability to maintain production at our operations, the production rate achieved and the timing and magnitude of our purchasing activity, therefore cash balances may fluctuate throughout the year. However, we expect our cash balances and operating cash flows to meet our capital requirements during 2021.

With the Supreme Court’s dismissal of CRA’s application for leave, the dispute of the 2003 through 2006 tax years are fully and finally resolved in our favour. Furthermore, we are confident the courts would reject any attempt by CRA to utilize the same or similar positions and arguments for the other tax years currently in dispute (2007 through 2014) and believe CRA should return the $777 million in cash and letters of credit we have been required to pay or otherwise secure. However, timing of any further payments is uncertain.

CASH FROM/USED IN OPERATIONS

Cash provided by operations was $269 million higher this quarter than in the third quarter of 2020 mainly due to reduced purchasing activity. We purchased 2.8 million pounds in the third quarter of 2021 compared to 7.0 million pounds during the same period last year.

Cash provided by operations was $599 million higher in the first nine months of 2021 than for the same period in 2020 due largely to the purchasing activity in 2020 that was a result of the Cigar Lake production suspension. Purchases for the first nine months of 2021 were 7.8 million pounds compared to 30.2 million pounds during the same period of 2020. See note 15 of our interim financial statements for more information.

FINANCING ACTIVITIES

We use debt to provide additional liquidity. We have sufficient borrowing capacity with unsecured lines of credit totalling about $2.7 billion at September 30, 2021, unchanged from June 30, 2021. At September 30, 2021, we had approximately $1.6 billion outstanding in financial assurances, up from $1.5 billion at June 30, 2021.

We have extended the maturity date of our $1.0 billion unsecured revolving credit facility from November 1, 2023 to October 1, 2025. The credit facility allows us to request increases above $1.0 billion, in increments of no less than $50 million, up to a total of $1.25 billion. At September 30, 2021, we had no short-term debt outstanding on our $1.0 billion unsecured revolving credit facility, unchanged from December 31, 2020.

Long-term contractual obligations

Since December 31, 2020, there have been no material changes to our long-term contractual obligations. Please see our 2020 annual MD&A for more information.

18    CAMECO CORPORATION

Debt covenants

We are bound by certain covenants in our unsecured revolving credit facility. The financially related covenants place restrictions on total debt, including guarantees. As at September 30, 2021, we met these financial covenants and do not expect our operating and investment activities for the remainder of 2021 to be constrained by them.

OFF-BALANCE SHEET ARRANGEMENTS

We had three kinds of off-balance sheet arrangements at September 30, 2021:

•	purchase commitments

•	financial assurances

•	other arrangements

There have been no material changes to our purchase commitments since December 31, 2020. Please see our annual MD&A for more information.

Financial assurances

At September 30, 2021, our financial assurances totaled $1.6 billion, up from $1.5 billion at June 30, 2021.

Other arrangement

We have arranged for standby product loan facilities with various counterparties. The arrangements allow us to borrow up to 2.0 million kgU of UF6 conversion services and 2.6 million pounds of U3O8 over the period 2020 to 2023 with repayment in kind up to December 31, 2023. Under the loan facilities, standby fees of up to 1% are payable based on the market value of the facilities and interest is payable on the market value of any amounts drawn at rates ranging from 0.5% to 1.6%. At September 30, 2021, we have 1.1 million kgU of UF6 conversion services drawn on the loans.

BALANCE SHEET

($ MILLIONS)	SEP 30, 2021	DEC 31, 2020	CHANGE
Cash, cash equivalents and short-term investments	1,360	943	44%
Total debt	996	996	—
Inventory	437	680	(36)%

Total cash, cash equivalents and short-term investments at September 30, 2021 were $1.4 billion, or 44% higher than at December 31, 2020 primarily due to the draw-down of inventory during the period. Net debt at September 30, 2021 was negative $364 million.

Total product inventories are $437 million compared to $680 million at the end of 2020. Inventories decreased as sales were higher than production and purchases in the first nine months of the year. The average cost for uranium has decreased to $37.70 per pound compared to $37.95 per pound at December 31, 2020. As of September 30, 2021, we held an inventory of 8.5 million pounds of U3O8 equivalent (excluding broken ore). Inventory varies from quarter to quarter depending on the timing of production, purchases and sales deliveries in the year.

2021 THIRD QUARTER REPORT    19

Financial results by segment

Uranium

			THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30
HIGHLIGHTS			2021	2020	CHANGE	2021	2020	CHANGE
Production volume (million lbs)			2.0	0.2	900%	3.3	2.3	43%
Sales volume (million lbs)			6.7	6.7	—	17.9	22.1	(19)%
Average spot price	($	US/lb)	36.42	31.08	17%	32.26	30.00	8%
Average long-term price	($	US/lb)	36.75	35.33	4%	34.78	34.50	1%
Average realized price	($	US/lb)	32.20	33.77	(5)%	32.68	32.79	—
	($	Cdn/lb)	40.20	44.85	(10)%	40.95	44.45	(8)%
Average unit cost of sales (including D&A)	($	Cdn/lb)	44.69	49.90	(10)%	47.59	47.28	1%
Revenue ($ millions)			270	302	(11)%	732	980	(25)%
Gross loss ($ millions)			(30)	(34)	12%	(119)	(62)	(92)%
Gross loss (%)			(11)	(11)	—	(16)	(6)	>(100)%

THIRD QUARTER

Production during the quarter was 2.0 million pounds. In the third quarter of 2020 there was limited production as Cigar Lake resumed production following the precautionary suspension due to the COVID-19 pandemic. See Uranium 2021 Q3 updates starting on page 23 for more information.

Uranium revenues this quarter were down 11% compared to 2020 due to a decrease of 10% in the Canadian dollar average realized price. While the US dollar average realized price decreased by 5%, the Canadian dollar average realized price decreased by 10% as a result of a strengthening of the Canadian dollar. While the average US dollar spot price for uranium increased by 17% compared to the same period in 2020, the US dollar average realized price did not increase due to the lagging effect of changes in spot price on market-related contracts.

Total cost of sales (including D&A) decreased by 11% ($300 million compared to $336 million in 2020) due to a unit cost of sales that was 10% lower than the same period last year. Unit cost of sales was lower in 2021 as $18 million in care and maintenance costs for Cigar Lake were incurred during the third quarter of 2020. Cigar Lake was in care and maintenance for most of the period in 2020 as a result of our proactive decision to suspend production at the Cigar Lake mine in response to the threat posed by the COVID-19 pandemic.

The net effect was a $4 million increase in gross profit for the quarter.

Equity earnings from investee, JV Inkai, were $11 million in the third quarter compared to $3 million in same period last year.

FIRST NINE MONTHS

Production volumes for the first nine months of the year were 43% higher than in the previous year. See Uranium 2021 Q3 updates starting on page 23 for more information.

Uranium revenues decreased 25% compared to the first nine months of 2020 due to a 19% decrease in sales volumes and a decrease of 8% in the Canadian dollar average realized price. While the US dollar average realized price was largely unchanged, the Canadian dollar average realized price for the first nine months was 8% lower compared to the same period in 2020 primarily due to a stronger Canadian dollar.

Total cost of sales (including D&A) decreased by 19% ($850 million compared to $1,043 million in 2020) primarily as a result of a 19% decrease in sales volume. Care and maintenance costs, resulting from our proactive decision to suspend Cigar Lake production in response to the threat posed by the COVID-19 pandemic, were $40 million for the first nine months of 2021 compared to $46 million for the same period last year.

The net effect was a $57 million decrease in gross profit for the first nine months.

Equity earnings from investee, JV Inkai, were $33 million for the first nine months compared to $18 million for the same period last year.

20    CAMECO CORPORATION

The table below shows the costs of produced and purchased uranium incurred in the reporting periods (which are non-IFRS measures, see the paragraphs below the table). These costs do not include care and maintenance costs, selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

	THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30
($CDN/LB)	2021	2020	CHANGE	2021	2020	CHANGE
Produced
Cash cost	16.50	49.89	(67)%	18.05	19.57	(8)%
Non-cash cost	15.15	23.77	(36)%	17.25	15.67	10%

Total production cost [1]	31.65	73.66	(57)%	35.30	35.24	0%

Quantity produced (million lbs)[1]	2.0	0.2	900%	3.3	2.3	43%

Purchased
Cash cost[1]	39.27	40.65	(3)%	37.87	39.93	(5)%

Quantity purchased (million lbs)[1]	3.8	7.4	(49)%	7.8	30.6	(75)%

Totals
Produced and purchased costs	36.64	41.52	(12)%	37.11	39.60	(6)%

Quantities produced and purchased (million lbs)	5.8	7.6	(24)%	11.1	32.9	(66)%

[1]

Due to equity accounting, our share of production will be shown as a purchase at the time of delivery. JV Inkai purchases will fluctuate during the quarters and timing of purchases will not match production. In the third quarter we purchased 1.6 million pounds at a purchase price per pound of $43.37 ($34.53 (US)) (3.0 million pounds in the first nine months of 2021 at $39.84 ($31.76 (US)).

While McArthur River and Key Lake are shut down, our annual cost of production is expected to reflect the estimated life-of-mine operating cost, between $15 and $16 per pound, of mining and milling our share of Cigar Lake mineral reserves. However, our production costs in 2021 will be impacted by the suspension of operations until mid-April and the production rate for the remainder of the year at Cigar Lake and may fluctuate from quarter to quarter.

The benefit of the estimated life-of-mine operating cost for Inkai’s production of between $6 and $7 per pound, is expected to be reflected in the line item on our statement of earnings called “share of earnings from equity-accounted investee”.

Although purchased pounds are transacted in US dollars, we account for the purchases in Canadian dollars. In the third quarter, the average cash cost of purchased material was $39.27 (Cdn) per pound, or $31.52 (US) per pound in US dollar terms, compared to $30.27 (US) per pound in the third quarter of 2020. For the first nine months, the average cash cost of purchased material was $37.87 (Cdn), or $30.27 (US) per pound, compared to $29.17 (US) per pound in the same period in 2020. As a result, the average cash cost of purchased material in Canadian dollar terms decreased by 3% this quarter and decreased by 5% for the nine months compared to the same periods last year.

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium presented in the above table are non-IFRS measures. These measures do not have a standardized meaning or a consistent basis of calculation under IFRS. We use these measures in our assessment of the performance of our uranium business. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow.

These measures are non-standard supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared according to accounting standards. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

To facilitate a better understanding of these measures, the following table presents a reconciliation of these measures to our unit cost of sales for the third quarter and the first nine months of 2021 and 2020.

2021 THIRD QUARTER REPORT    21

Cash and total cost per pound reconciliation

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
($ MILLIONS)	2021	2020	2021	2020
Cost of product sold	265.0	318.2	749.9	946.7
Add / (subtract)
Royalties	(4.1)	—	(10.1)	(7.7)
Care and maintenance costs	(30.5)	(38.1)	(119.9)	(109.0)
Other selling costs	(0.8)	(4.4)	(3.0)	(10.8)
Change in inventories	(47.4)	35.1	(261.9)	447.7

Cash operating costs (a)	182.2	310.8	355.0	1,266.9
Add / (subtract)
Depreciation and amortization	35.4	18.0	100.4	95.9
Care and maintenance costs	(11.0)	(16.9)	(42.8)	(46.1)
Change in inventories	5.9	3.6	(0.7)	(13.8)

Total operating costs (b)	212.5	315.5	411.9	1,302.9

Uranium produced & purchased (million lbs) (c)	5.8	7.6	11.1	32.9

Cash costs per pound (a ÷ c)	31.41	40.89	31.98	38.51
Total costs per pound (b ÷ c)	36.64	41.52	37.11	39.60

Fuel services

(includes results for UF6, UO2, UO3 and fuel fabrication)

		THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30
HIGHLIGHTS		2021	2020	CHANGE	2021	2020	CHANGE
Production volume (million kgU)		1.4	2.0	(30)%	9.0	8.4	7%
Sales volume (million kgU)		3.0	2.8	7%	8.7	9.2	(5)%
Average realized price	($Cdn/kgU)	26.42	26.95	(2)%	30.24	28.66	6%
Average unit cost of sales (including D&A)	($Cdn/kgU)	23.26	22.81	2%	21.90	21.55	2%
Revenue ($ millions)		80	77	4%	264	263	—
Gross profit ($ millions)		10	12	(17)%	73	65	12%
Gross profit (%)		13	16	(19)%	28	25	12%

THIRD QUARTER

Total revenue for the third quarter of 2021 increased to $80 million from $77 million for the same period last year. This was primarily due to a 7% increase in sales volumes partially offset by a 2% decrease in average realized price compared to 2020. Average realized price decreased mainly due to the mix of product sold.

The total cost of products and services sold (including D&A) increased 8% ($70 million compared to $65 million in 2020) due to the 7% increase in sales volume and a 2% increase in the average unit cost of sales. Average unit cost of sales increased due to higher input costs as well as the impact of lower production.

The net effect was a $2 million decrease in gross profit.

FIRST NINE MONTHS

In the first nine months of the year, total revenue remained the same due to a 5% decrease in sales volumes that was largely offset by a 6% increase in realized price. The increase in realized price was mainly the result of increased prices due to market conditions.

The total cost of products and services sold (including D&A) decreased 3% ($191 million compared to $197 million in 2020) due to the 5% decrease in sales volume, slightly offset by a 2% increase in the average unit cost of sales due to the higher input costs.

The net effect was an $8 million increase in gross profit.

22    CAMECO CORPORATION

Our operations

Uranium – production overview

Due to our decision to proactively suspend production at Cigar Lake for different periods of time in 2020 and 2021, to manage the threat posed by the COVID-19 pandemic to our workforce, we had 3.3 million pounds production in the first nine months of 2021 compared to 2.3 million pounds in the same period of 2020. See page 23.

We continue to evaluate the optimal mix of production, inventory and purchases in order to retain the flexibility to deliver long-term value.

URANIUM PRODUCTION

	THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30			2021
OUR SHARE (MILLION LBS)	2021	2020	CHANGE	2021	2020	CHANGE	TARGET
Cigar Lake	2.0	0.2	900%	3.3	2.3	43%	up to 6

Total	2.0	0.2	900%	3.3	2.3	43%	0.0

Uranium 2021 Q3 updates

PRODUCTION UPDATE

McArthur River/Key Lake

There was no production in the third quarter as a result of the planned production suspension that began in February 2018 and continues for an indeterminate duration due to the strategic decisions we have taken. The operation remains in a safe state of care and maintenance. A restart of the mine and mill is a commercial decision that will be based upon our success in signing acceptable new long-term contracts that will baseload our share of production from this operation and our confidence that market conditions will allow us to benefit from the favourable life-of-mine economics it provides.

Our share of the cash and non-cash costs to maintain both operations during the suspension is expected to range between $8 million and $10 million per month.

We continue to advance innovation opportunities/projects at the McArthur River mine and Key Lake mill to focus on improvement of the mine and mill through application of automation, digitization and optimization.

Cigar Lake

Production for the third quarter was 2.0 million pounds compared to 0.2 million pounds (our share) in the third quarter of 2020. Our share of production in the first nine months of 2021 was 3.3 million pounds compared to 2.3 million pounds in the first nine months of 2020. Production was impacted by suspensions in the second and third quarters of 2020 as a precautionary measure due to COVID-19. In December 2020, we safely suspended production at the Cigar Lake mine a second time as a precaution. The mine remained suspended through the first quarter of this year until its restart in mid-April.

On July 1, all non-essential personnel from the Cigar Lake mine were evacuated and production was temporarily suspended as a precaution due to the proximity of a forest fire. With the risk subsided and all infrastructure intact, the workforce returned on July 4 and production resumed in the first week of July.

In 2021, we expect to produce up to 12.0 million packaged pounds at Cigar Lake; our share is up to 6.0 million pounds.

As a result of the suspension in production, including the suspension in July due to the forest fire risk, we have experienced delays and deferrals in project work, including lower capital expenditures, which introduces potential risk to the production rate in 2022. Furthermore, the potential for post pandemic impacts on construction materials, equipment and labour remains uncertain and could further exacerbate production risk in future years.

2021 THIRD QUARTER REPORT    23

Inkai

Production on a 100% basis was 2.5 million pounds for the quarter and 6.7 million pounds for the first nine months of the year, compared to 1.6 million pounds and 5.1 million pounds in the same periods last year.

Based on an adjustment to the production purchase entitlement under the 2016 JV Inkai restructuring agreement, we are entitled to purchase 5.3 million pounds, or 59.4% of JV Inkai’s updated planned 2021 production of 9.0 million pounds, assuming no production disruptions due to the COVID-19 pandemic or other causes.

Due to equity accounting, our share of production is shown as a purchase at a discount to the spot price and included in inventory at this value at the time of delivery. Our share of the profits earned by JV Inkai on the sale of its production is included in “share of earnings from equity-accounted investee” on our consolidated statement of earnings.

Presently, JV Inkai is experiencing some supply chain issues that are impacting wellfield drilling as well as acid supply. While we believe Inkai’s 2021 production is not at risk, these issues could pose a risk to its 2022 production volume.

TIER-TWO CURTAILED OPERATIONS

US ISR Operations

As a result of our 2016 curtailment decision, commercial production has ceased. As production is suspended, we expect ongoing cash and non-cash care and maintenance costs to range between $17 million (US) and $19 million (US) for 2021.

Rabbit Lake

Rabbit Lake continues in a safe state of care and maintenance and there was no production in the third quarter of 2021. While in standby, we continue to consider opportunities to minimize care and maintenance costs. We expect care and maintenance costs to range between $27 million and $32 million for 2021.

Fuel services 2021 Q3 updates

PORT HOPE CONVERSION SERVICES

CAMECO FUEL MANUFACTURING INC. (CFM)

Production update

Fuel services produced 1.4 million kgU in the third quarter, 30% lower than the same period last year. For the first nine months, production was 7% higher than the same period last year due to the impact of the temporary suspension of production in 2020 resulting from the precautionary measures taken for the COVID-19 pandemic.

We expect to produce between 11.5 million and 12.5 million kgU in 2021. This is reduced from the previous forecast due to a temporary restriction in the supply of hydrogen to our conversion facility. The supply constraint is expected to be resolved in the fourth quarter and we expect no impact on customer deliveries this year.

We have submitted our applications and required documentation to the Canadian Nuclear Safety Commission for a licence renewal for the Blind River refinery and CFM. The current licences expire on February 28, 2022.

The potential for post pandemic impacts on materials, reagents and labour remains uncertain and could introduce potential risk to the production rate in 2022.

24    CAMECO CORPORATION

Qualified persons

The technical and scientific information discussed in this document for our material properties (McArthur River/Key Lake, Inkai and Cigar Lake) was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE • Greg Murdock, general manager, McArthur River/Key Lake, Cameco CIGAR LAKE • Lloyd Rowson, general manager, Cigar Lake, Cameco	INKAI • Scott Bishop, director, technical services, Cameco

Additional information

Critical accounting estimates

Due to the nature of our business, we are required to make estimates that affect the amount of assets and liabilities, revenues and expenses, commitments and contingencies we report. We base our estimates on our experience, our best judgment, guidelines established by the Canadian Institute of Mining, Metallurgy and Petroleum and on assumptions we believe are reasonable.

Controls and procedures

As of September 30, 2021, we carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer (CEO) and chief financial officer (CFO), of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon that evaluation and as of September 30, 2021, the CEO and CFO concluded that:

•

the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under applicable securities laws is recorded, processed, summarized and reported as and when required

•	such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure

There have been no changes in our internal control over financial reporting during the quarter ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

2021 THIRD QUARTER REPORT    25